

March 25, 2015

<u>Via E-mail</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

     Re: Stericycle Inc.
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 2, 2015
               File No. 0-21229

Dear Mr. Ginnetti:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Estimates, page 20</u>

1. We note your disclosure that the valuation of your customer relationships was derived using a discounted income valuation methodology. In future filings, please provide a more specific and comprehensive discussion regarding your valuation method, including the material assumptions underlying your most significant and subjective estimates. Please also expand your discussion regarding the specific key assumptions and specific factors considered in the determination of customer relationship useful lives. See ASC 350-30-35-3 and Section 501.14 of the Financial Reporting Codification for guidance on the types of assumptions underlying the most significant and subjective estimates.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013, page 24

2. In future filings, please expand your disclosure to quantify how much of the increase or decrease in internal revenue from each of domestic small account customers, domestic large account customers and internal revenue for your international segment are due to volume of services provided, number of customer accounts, and/or average price. We further note that the discussion should be linked to all material factors contributing to the change. For example, we note from your 2014 fourth quarter earnings release discussion that there seems to be positive successes in contract awards most notably in the communications offering. To the extent that such factors or others directly impact the results of your reportable segments, it would appear to be helpful to investors to understand those impacts. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

3. In future filings, please expand your disclosure to discuss the main cost drivers affecting cost of revenues and SG&A (exclusive of the expenses adjusted), including how those costs impacted your consolidated and segment earnings during each period presented, as well as management's expectations of how they may impact future results. Your narrative should include a discussion of the significant components of your cost of revenues and SG&A (exclusive of the expenses adjusted) and a discussion of the changes in other significant cost components included in each. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Item 8: Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 33

4. We note that management excluded the current year acquisition of PSC Environmental from their assessment of the effectiveness of internal control over financial reporting. However, Ernst & Young LLP did not include a statement in their report that this current year acquisition was excluded from their assessment. Please tell us if Ernst & Young LLP's audit to obtain reasonable assurance regarding the effectiveness of your internal control over financial reporting included the current year acquisition of PSC Environmental.

Note 2 – Summary of Significant Accounting Policies, page 40
Valuation of Intangibles, page 42

5. As disclosed on page 20, we note that you amortize your customer relationships on a straight-line basis over their estimated useful lives of 10 to 40 years. In this regard, please tell us why you believe that the straight-line method of amortization rather than an accelerated method reflects the pattern in which the economic benefits are consumed or explain why you cannot reliably determine the pattern in accordance with ASC 350-30-35-6. In providing your response, please tell us what consideration was given to historical patterns for key customers or other factors considered (e.g. peer data or

projected sales data) that helped support an assertion that a straight line amortization methodology is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief